UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107

(CUSIP Number)

James S. Levin

c/o Sculptor Capital Management, Inc.

9 West 57th Street

New York, NY 10019

(212) 790-0000

(Name, address and telephone number of person authorized to receive notices and communications)

July 23, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811246107

1	NAME OF REPORTING PERSON OR James S. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,108,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,108,402
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based upon the aggregate of 29,647,428 Class A Shares outstanding as of July 21, 2023, as reported in the Agreement and Plan of Merger, dated July 23, 2023 and attached hereto as Exhibit 10.14.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Person on December 27, 2021 and amended on February 4, 2022 (as amended, the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”) of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer” or the “Company”). Defined terms used herein in this Amendment No. 2 and not otherwise defined have the mean prescribed in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between December 2018 and May 2023. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 23, 2023, the Issuer entered into an Agreement and Plan of Merger (including the schedules and exhibits thereto, the “Merger Agreement”), by and among the Issuer, Rithm Capital Corp., a Delaware corporation (“Rithm”), Sculptor Capital LP, a Delaware limited partnership (“Capital LP”), Sculptor Capital Advisors LP, a Delaware limited partnership (“Advisors LP”), Sculptor Capital Advisors II LP, a Delaware limited partnership (“Advisors II LP” and, collectively with Capital LP and Advisors LP, the “Operating Partnerships”), Calder Sub, Inc., a Delaware corporation and subsidiary of Rithm (“Merger Sub Inc.”), Calder Sub I, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub I”), Calder Sub II, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub II”), and Calder Sub III, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub III” and, collectively with Merger Sub I and Merger Sub II, the “LP Merger Subs” and, collectively with Merger Sub Inc., the “Merger Subs”). The Merger Agreement provides for, among other things, upon the terms and subject to the conditions set forth therein, (i) the merger of Merger Sub Inc. with and into Issuer, with Issuer surviving such merger as the surviving corporation (the “Surviving Corporation”) (the “Public Merger”), (ii) the merger of Merger Sub I with and into Capital LP, with Capital LP surviving such merger as the surviving partnership (“LP Merger I”), (iii) the merger of Merger Sub II with and into Advisors LP, with Advisors LP surviving such merger as the surviving partnership (“LP Merger II”), and (iv) the merger of Merger Sub III with and into Advisors II LP, with Advisors II LP surviving such merger as the surviving partnership (“LP Merger III” and, collectively with LP Merger I and LP Merger II, the “LP Mergers,” and the LP Mergers, collectively with the Public Merger, the “Mergers” and collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), (i) each Class A Share issued and outstanding immediately prior to the Effective Time (but excluding (x) any shares of Company Common Stock (as defined below) that are owned directly by Rithm, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer, (y) any shares of Company Common Stock as to which appraisal rights have been properly exercised and (z) any unvested Sculptor Restricted Stock Awards (as defined below and treatment of which is described below) to be cancelled without payment in respect thereof pursuant to Section 3.06(c) of the Merger Agreement) will be cancelled and converted into the right to receive an amount in cash equal to $11.15, without interest (the “Public Merger Consideration”), (ii) each share of Class B common stock, $0.01 par value per share, of the Issuer (the “Class B Shares” and, together with the Class A Shares, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be cancelled and no payment will be made in respect thereof and (iii) each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time will be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

In addition, (i) each outstanding award of performance-based restricted shares of Company Common Stock or performance-based restricted stock units in respect of shares of Company Common Stock granted pursuant to the Issuer’s equity incentive plans (each, a “Sculptor Performance Award”) that is vested or that vests at the Effective Time pursuant to its terms will be cancelled and converted into the right to receive the Public Merger Consideration with respect to each share of Company Common Stock underlying such Sculptor Performance Award, less any applicable withholding taxes and each other Sculptor Performance Award that remains outstanding as of the Effective Time, and any Sculptor Performance Award that immediately prior to the Effective Time is permitted to be or is automatically cancelled pursuant to its terms, will be cancelled at the Effective Time without any consideration therefor; (ii) each outstanding award of service-based restricted stock units in respect of shares of Company Common Stock (including any such award to be settled in cash) granted pursuant to the Issuer’s equity incentive plans (each, a “Sculptor RSU Award”) that is vested or that vests at the Effective Time pursuant to its terms will be cancelled and converted into the right to receive the Public Merger Consideration with respect to each share of Company Common Stock underlying such Sculptor RSU Award, less any applicable withholding taxes; (iii) each outstanding award of service-based restricted shares of Company Common Stock granted pursuant to the Issuer’s equity incentive plans (each, a “Sculptor Restricted Stock Award”) that is vested or that vests as of the Effective Time pursuant to its terms will be cancelled and converted into the right to receive the Public Merger Consideration, less any applicable withholding taxes; and (iv) each Sculptor RSU Award or Sculptor Restricted Stock Award that remains outstanding immediately prior to the Effective Time that is unvested will automatically be cancelled and converted into a restricted cash award (a “Converted Stock Award”) which will have a cash value equal to the product of (x) the aggregate number of shares of Company Common Stock underlying such unvested Sculptor RSU Award or Sculptor Restricted Stock Award, as applicable, immediately prior to the Effective Time multiplied by (y) the Public Merger Consideration. Each Converted Stock Award will be subject to substantially the same terms and conditions as applied to the corresponding Sculptor RSU Award or Sculptor Restricted Stock Award, as applicable, immediately prior to the Effective Time and will be paid (less applicable withholding taxes) promptly upon vesting.

In connection with the execution of the Merger Agreement, on July 23, 2023, the Reporting Person entered into a voting agreement (the “Voting Agreement”) by and among the Reporting Person and certain of the Reporting Person’s affiliated entities (collectively, the “Reporting Person Parties”) and Parent. Pursuant to the terms of the Voting Agreement, the Reporting Person Parties agreed to vote or cause to be voted all shares of Company Common Stock owned (whether beneficially or of record) by the Reporting Person Parties (A) in favor of the Required Company Stockholder Approval (as defined in the Merger Agreement) and any other transactions or matters expressly contemplated by the Merger Agreement; (B) against any Acquisition Proposal (as defined in the Merger Agreement) or any other transaction, proposal, agreement or action that would or would reasonably be expected to (i) prevent or delay the consummation of the Transactions, or (ii) result in a breach in any material respect of any covenant, representation or warrant or any other obligation of agreement of the Issuer contained in the Merger Agreement, or of the Reporting Person Parties contained in the Voting Agreement; and (C) in favor of any other matter necessary to the consummation of the Transactions.

The Voting Agreement further provides that the Reporting Person Parties shall be subject to certain restrictions, including (i) an agreement to comply with the obligations applicable to the Issuer’s Representatives under Section 6.02 of the Merger Agreement (No Solicitation), (ii) restrictions on the Reporting Persons’ ability to grant proxies, consents or powers of attorney or otherwise enter into a voting trust, voting agreement or other arrangement with respect to the voting of Company Common Stock and/or units of the Operating Partnerships (collectively, the “Covered Securities”), (iii) restrictions on the ability of the Reporting Person Parties to create or permit to exist liens, or take or agree to take other actions, that would or would reasonably be expected to prevent the Reporting Person Parties from voting the Covered Securities owned by it in accordance with the Voting Agreement or from complying in all material respects with the other obligations under the Voting Agreement, and (iv) subject to certain limited exceptions described in the Voting Agreement, restrictions on the Reporting Person Parties’ ability to transfer Covered Securities or any other securities exchangeable for, or convertible into, Covered Securities.

The Voting Agreement provides that the Reporting Person Parties are entering into the Voting Agreement solely in their capacity as the record holder or beneficial owner of the Covered Securities and that nothing in the Voting Agreement shall limit, restrict or otherwise affect any actions taken by the Reporting Person Parties in their capacity as director, officer or employee of the Issuer, if applicable.

The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, (ii) the mutual written consent of Parent and Reporting Person Parties, (iii) the receipt of the Required Company Stockholder Approval or (iv) any amendment to the Merger Agreement without the prior written consent of Reporting Person Parties if such amendment (a) reduces the amount of, or alters the form of, the consideration to be paid to the Reporting Person Parties in the mergers contemplated by the Merger Agreement, (b) extends the outside date set forth in the Merger Agreement or (c) is materially adverse to the Reporting Person Parties in their capacity as stockholders.

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirely by, the full text of the Merger Agreement and the Voting Agreement, copies of which are attached hereto as Exhibit 14 and Exhibit 15, respectively, and are hereby incorporated by reference to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person and a trust for the benefit of the Reporting Person’s family beneficially owns 4,108,402 Class A Shares, representing approximately 13.9% of the Company’s outstanding Class A Shares. The Reporting Person’s beneficial ownership includes 2,314,286 performance-based restricted Class A Shares, 733,185 service-based restricted Class A Shares and 25,564 Class A Shares beneficially owned by trusts that are for the benefit of the Reporting Person or members of the Reporting Person’s family. Of the performance-based restricted Class A Shares, 25% will vest at the Effective Time and be cancelled and converted into the right to receive the Public Merger Consideration with respect to each such performance-based restricted Class A Share, and the remaining 75% will be cancelled for no consideration at the Effective Time. Of the service-based restricted Class A Shares, at the Effective Time, 100% will be cancelled and converted into a Converted Stock Award, 50% of which will vest on January 1, 2024 and 50% of which will vest on January 1, 2025.

The Reporting Person is also the direct owner of 98,461 service-based restricted stock units in respect of Class A Shares (collectively, “RSUs”). Each RSU represents a right to receive, at the discretion of the administrator of the applicable plan (currently the Compensation Committee of the Board of Directors of the Issuer) a Class A Share or the cash value thereof, upon the vesting date. At the Effective Time, 100% of the RSUs held by the Reporting Person will be cancelled and converted into a Converted Stock Award, which vests on January 1, 2024.

The Reporting Person is also the direct owner of 733,184 Class A Restricted Share Units which represent a right to receive the cash value thereof, upon the vesting date (the “Cash-Settled RSUs”). At the Effective Time, 100% of the Cash-Settled RSUs will be cancelled and converted into a Converted Stock Award, of which 50% vests on January 1, 2024 and 50% vests on January 1, 2025.

The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D, subject to the Reporting Person’s obligations under the Voting Agreement.

No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for: (i) the receipt of 5,108 Class A Restricted Shares on May 23, 2023 which accrued as dividend equivalents on outstanding Class A Restricted Shares granted to the Reporting Person on January 31, 2022; (ii) 5,108 Cash-Settled RSUs that accrued as dividend equivalents on May 23, 2023 on outstanding Cash-Settled RSUs granted to the Reporting Person on January 31, 2022; and (iii) 686 RSUs that accrued as dividend equivalents on May 23, 2023 on outstanding RSUs that were granted to the Reporting Person on January 31, 2021.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 to this Amendment No. 2 is incorporated by reference into this Item 6.

In addition to the Class A Shares set forth in Item 5 above, the Reporting Person also beneficially owns 7,501,947 Class B Shares and, accordingly, has total voting power over 18.5% of the Company’s outstanding shares of Company Common Stock in the aggregate. The Reporting Person also has a proxy to vote an additional 2,447,428 Class B Shares for matters submitted to shareholders of the Company at annual meetings of the Company’s shareholders. The Class B Shares entitle the holders to one vote per share on matters submitted to a vote of the holders of the Class A Shares, but have no economic rights.

The Reporting Person and certain trusts for the benefit of the Reporting Person’s family also beneficially owns 497,370 Class A Common Units of the Operating Partnerships (“Class A Common Units”), 273,678 Class A-1 Common Units of the Operating Partnerships (“Class A-1 Common Units”), 3,918,863 Class E Common Units of the Operating Partnerships (“Class E Common Units”) and 3,085,714 Class P-4 Common Units of the Operating Partnerships (“Class P-4 Common Units”). Under the terms of the Merger Agreement, at the Effective Time, such Class A Common Units, Class A-1 Common Units, Class E Common Units and Class P-4 Common Units will be converted into the right to receive an amount in cash equal to the applicable per-unit amount that a holder of such unit is entitled to receive in a liquidity event pursuant to the terms of the limited partnership agreement of each of the Operating Partnerships, which equates to approximately $6.90 for each Class A Common Unit and each Class A-1 Common Unit and $0 for each Class E Common Unit and Class P-4 Common Unit. As an alternative to receiving such cash consideration in respect of Class A Common Units or Class A-1 Common Units under the Merger Agreement, holders of Class A Units and Class A-1 Units are being offered the opportunity to enter into a rollover agreement (the “Rollover Agreement”) with Rithm, Merger Sub I, Merger Sub II and Merger Sub III, pursuant to which such holders may elect to enter into the Rollover Agreement (“Rollover Holders”) and agree, immediately prior to the closing of the Mergers, to contribute certain of their equity interests in the Operating Partnerships (the “Rollover Interests”) to the Merger Subs in exchange for a number of equity interests in each of the Merger Subs having an aggregate value equal to the contributed value of the Rollover Interests. The closing of the rollover will be conditioned upon the holders of at least 50% of the issued and outstanding Class A Common Units and Class A-1 Common Units entering into the Rollover Agreement prior to the date of the Company’s stockholder meeting to approve the Transactions.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 14	Agreement and Plan of Merger, dated July 23, 2023, by and among the Rithm Capital Corp., Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP, Sculptor Capital Advisors II LP, Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, and Calder Sub III, LP, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 24, 2023 (File No. 001-33805).

Exhibit 15	Voting Agreement between the Reporting Person, certain of the Reporting Person’s affiliated entities, and Rithm Capital Corp., dated July 23, 2023, incorporated herein by reference to Exhibit 99.2 to Rithm Capital Corp.’s Current Report on Form 8-K, filed on July 24, 2023 (File No. 001-35777).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

/s/ James Levin
James Levin